UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-08754
SilverBow Resources, Inc.*
(Exact name of registrant as specified in its charter)
600 Travis, Suite 7200
Houston, Texas 77002
(713) 332-7001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.01 per share: 0*
Preferred Stock Purchase Rights: 0**
*On July 30, 2024, pursuant to an Agreement and Plan of Merger, dated as of May 15, 2024, by and among Crescent Energy Company (“Crescent”), SilverBow Resources, Inc. (“SilverBow”), Artemis Acquisition Holdings Inc. (“Artemis Holdings”), Artemis Merger Sub Inc. (“Merger Sub Inc.”) and Artemis Merger Sub II LLC (“Merger Sub LLC”), Crescent acquired SilverBow through (i) the merger of Merger Sub Inc. with and into SilverBow, with

SilverBow surviving the merger as a direct wholly owned subsidiary of Crescent and (ii) the merger of SilverBow with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Artemis Holdings, at which time the separate corporate existence of SilverBow ended.
**The preferred stock purchase rights (the “Rights”) expired on May 30, 2024, pursuant to the terms of that certain agreement dated as of September 20, 2022 (as amended May 16, 2023, the “Rights Agreement”), by and between SilverBow and American Stock Transfer & Trust Company, LLC, as rights agent. SilverBow initially filed a Form 8-A to register the Rights on September 20, 2022.
On July 30, 2024, the New York Stock Exchange filed a Form 25 to remove SilverBow’s common stock, par value $0.01 per share, and the Rights, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).
Pursuant to the requirements of the Securities Exchange Act of 1934, Artemis Merger Sub II LLC, as successor by merger to SilverBow Resources, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARTEMIS MERGER SUB II LLC, as successor by merger to Silverbow Resources, Inc.

Date: August 9, 2024	By:	/s/ Brandi Kendall
	Name:	Brandi Kendall
	Title:	Senior Vice President